Exhibit 99.1

For Immediate Release

Novadaq to Hold Annual Meeting and Ring NASDAQ Stock Market Bell

Toronto, Ontario — May 17, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and outpatient wound care procedures, announced today that it will hold its Annual Shareholder Meeting on May 22, 2013 in Toronto. Novadaq also announced that President and CEO Dr. Arun Menawat will ring the NASDAQ Stock Market opening bell on May 31, 2013 where he will be joined by senior members of the Novadaq management team.

Annual Shareholder Meeting: Novadaq is scheduled to hold its meeting on May 22, 2013 at 9:30 a.m. Eastern Time at Stikeman Elliott, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto ON, M5L 1B9, Canada.

Only shareholders at the close of business on the record date, April 18, 2013, will be entitled to vote at the annual shareholder meeting and any adjournments or postponements thereof.

NASDAQ Stock Marketing Opening Bell Ceremony: In recognition of the recent one year anniversary since Novadaq listed its shares for trading on the NASDAQ Global Market, Dr. Arun Menawat is scheduled to ring the Opening Bell at a ceremony which will be held on May 31, 2013 from 9:15 a.m. to 9:30 a.m. Eastern Time at the NASDAQ MarketSite in Times Square, 4 Times Square, 43rd and Broadway.

A live webcast of the NASDAQ Opening Bell will be available on Novadaq’s website at: http://www.novadaq.com/investors/events.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Novadaq Notice of 2013 Annual Meeting of Shareholders and NASDAQ Bell Ringing

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com